Exhibit 2.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company:

Sabretooth Energy Ltd. (“Sabretooth”)

702, 2303 – 4th Street SW

Calgary, Alberta

T2S 2S7

Item 2.	Date of Material Change:

May 27, 2009

Item 3.	News Release:

The press release reporting the material change was released on May 27, 2009 through the services of Marketwire.

Item 4.	Summary of Material Change:

On May 27, 2009, Sabretooth entered into an agreement (the “Underwriting Agreement”) with a syndicate of underwriters led by Cormark Securities Inc. and including Macquarie Capital Markets Canada Ltd., FirstEnergy Capital Corp., National Bank Financial Inc., Tristone Capital Inc. and GMP Securities L.P. (collectively, the “Underwriters”) pursuant to which the Underwriters have agreed to offer for sale on a private placement basis, 46.6 million subscription receipts (the “Subscription Receipts”) of Sabretooth at a price of $0.86 per Subscription Receipt for aggregate gross proceeds of approximately $40.1 million and, to the extent the Underwriters are unable to sell all of the Subscription Receipts as agents, to purchase as principals, on an underwritten basis, that number of Subscription Receipts which together with the Subscription Receipts sold by the Underwriters as agents aggregates to 46.6 million Subscription Receipts (the “Offering”).

Sabretooth has also granted the Underwriters an option (the “Underwriters’ Option”) to purchase up to an additional 6.99 million Subscription Receipts, for additional gross proceeds of up to approximately $6 million. The Underwriters’ Option is exercisable in whole or in part up until 24 hours before the closing of the Offering.

Item 5.	Full Description of Material Change:

On May 27, 2009 Sabretooth entered into the Underwriting Agreement with the Underwriters, pursuant to which the Underwriters have agreed to offer for sale on a private placement basis, 46.6 million Subscription Receipts at a price of $0.86 per Subscription Receipt for aggregate gross proceeds of approximately $40.1 million and, to the extent the Underwriters are unable to sell all of the Subscription Receipts as agents, to purchase as principals, on an underwritten basis, that number of Subscription Receipts which together with the Subscription Receipts sold by the Underwriters as agents aggregates to 46.6 million Subscription Receipts.

Sabretooth has also granted the Underwriters the Underwriters’ Option to purchase up to an additional 6.99 Subscription Receipts, for additional gross proceeds of up to approximately $6 million. The Underwriters’ Option is exercisable in whole or in part up until 24 hours before the closing of the Offering.

The gross proceeds of the Offering will be held in escrow and will be released to the Company upon satisfaction of the following conditions (the “Escrow Release Conditions”):

(a)	all conditions precedent set forth in the reorganization and investment agreement (the “Reorganization Agreement”) dated May 24, 2009 among the Corporation, Cequence Energy Ltd. and certain other parties, as amended, have been satisfied or waived and a private placement of approximately $9.44 million of common shares (“Common Shares”) of the Corporation, the appointment of a new management team (the “New Management”) and board of directors of the Corporation, the issuance of 20,800,000 performance warrants to New Management and the new board of directors of the Corporation and the acquisition of Cequence Energy Ltd. have been completed in the manner provided for in the Reorganization Agreement (collectively, the “Transaction”); and

(b)	the subscription price per Common Share to be acquired pursuant to Sabretooth’s previously announced rights offering (the “Rights Offering”) is equal to or greater than $0.35 per share and not greater than $0.37 per share; and

(c)	the Corporation has received all necessary shareholder, corporate and regulatory approvals (including approval of the Toronto Stock Exchange) in respect of the issue and sale of the Subscription Receipts pursuant to the Offering and the issuance of the Common Shares pursuant thereto.

Upon satisfaction of the Escrow Release Conditions, each Subscription Receipt will be convertible, for no additional consideration and without further action, to acquire one Common Share. In the event that the Escrow Release Conditions are not satisfied at or before 5:00 p.m. (Calgary time) on August 31, 2009, the Escrowed Funds shall be returned to subscribers, together with their pro rata share of any interest earned on such funds.

Sabretooth has also agreed that it will use its best efforts to qualify the Common Shares issuable upon conversion of the Subscription Receipts by a short form prospectus. If the Corporation does not receive a receipt for such prospectus on or before the date on which the Corporation notifies the escrow agent retained in connection with the Offering that the Escrow Release Conditions have been satisfied, such Common Shares will remain subject to a hold period that will expire four months after the date of issuance of the Subscription Receipts and holders of the Subscription Receipts will be entitled to receive an additional 0.1 of a Common Share per Subscription Receipt held without additional consideration or further action.

Subscribers for Subscription Receipts will not be entitled to participate in the Rights Offering.

Closing of the offering is anticipated to occur on or before June 18, 2009 and is subject to receipt of applicable regulatory approvals, including approval of the Toronto Stock Exchange, and shareholder approval. The Corporation intends to seek the requisite shareholder approval at the meeting of its shareholders to be called in connection with the approval of the Transaction.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7.	Omitted Information:

Not applicable.

Item 8.	Executive Officer:

For further information, please contact Joseph E. McFarlane at the above noted address or at 403-229-0603.

Item 9.	Date of Report:

June 2, 2009